Exhibit (b)(1)

April 5, 2002

DF Merger Co., Inc.
13880 Dulles Corner Lane
Herndon, Virginia 20171

Attention: Mr. Kenenth deLaski

     Re: $17,000,000 Term Loan and $1,030,000 Letter of Credit

Gentlemen:

     SunTrust Bank (the “Bank”) is pleased to advise you that we have approved a maximum facility $17,000,000 Term Loan (the “Term Loan”) and a $1,030,000 letter of credit facility (the “Letter of Credit” and together with the Term Loan, the “Credit Facilities”) to DF Merger Co., Inc. (“DFM”), an affiliate of Deltek Systems, Inc. (the “Company”; and after the merger of DFM with and into the Company, as survivor, in accordance with the terms of the merger agreement referred to in the Summary of Terms and Conditions that is attached to and made a part of this letter (the “Summary”), collectively, the “Borrower”). The Credit Facilities are described in the Summary. The Bank looks forward to working with you towards the closing of the Credit Facilities.

     The Summary includes only a brief description of the principal terms of the Credit Facilities. The definitive terms of the Credit Facilities will be documented in a Loan Agreement and the other agreements, instruments, certificates and documents called for by the Loan Agreement or which the Bank may otherwise require (together with the Loan Agreement, the “Loan Documents”).

     Although the Bank has approved the Credit Facilities, the Bank’s obligations are subject to several conditions. First, DFM and the member of the management group of the Company who is a signatory hereto (the “Shareholder”) must accept this letter as provided below, and must comply with all the other conditions of this letter and the Summary. After receiving DFM’s and Shareholder’s acceptance, the definitive Loan Documents can be prepared. The Bank’s obligations are conditioned on the Loan Documents being signed and delivered to the Bank in a form that is satisfactory to the Bank and its counsel. This letter is also issued subject to the statutory and other requirements by which the Bank is governed. Finally, the Bank’s obligations under this letter are subject to the condition that no material adverse change occurs in the business,

DF Merger Co., Inc.
April 5, 2002

assets, operations, financial condition or business prospects of the Borrower, or with respect to any of the collateral for the Credit Facilities.

     The Bank will not be responsible or liable for any damages, consequential or otherwise, that may be incurred or alleged by any person or entity, including the Borrower and the Shareholder, as a result of this commitment letter.

     This letter is for DFM’s benefit only and no other person may obtain any rights under this letter or be entitled to rely or claim reliance on this letter’s terms and conditions. This letter may not be assigned by DFM, and none of DFM’s rights under this letter may be transferred, without the Bank’s prior written consent.

     DFM and the Shareholder, jointly and severally, agree to indemnify the Bank (and its directors, officers, employees, agents and controlling persons) against any and all claims, losses, damages, liabilities, costs and expenses (including, for example, fees and expenses of counsel and expert witnesses) that may be incurred by any of them in connection with any investigation, litigation or other proceeding relating to the Credit Facilities or this letter, or the proposed use of proceeds of the Credit Facilities, except for their own gross negligence or willful misconduct. DFM and the Shareholder’s indemnification obligations are in addition to any other liability they may otherwise have, and shall survive the termination of this letter.

     This letter is issued in reliance on the information provided to the Bank by DFM and the Shareholder in connection with DFM’s request for the Credit Facilities and in any supporting documents and material. The Bank may cancel this letter if there is any misrepresentation or material inaccuracy in that information or any failure to include material information with the loan request. If the Bank’s continuing review discloses information that would likely have a material adverse effect on the business, assets, operations, condition or prospects of the Borrower, then the Bank, in its sole discretion, may decline to provide the Credit Facilities.

     This letter is for DFM’s confidential use only. It may not be disclosed by DFM without the Bank’s prior written consent to any person (including any financial institution) other than your accountants, attorneys and other advisors, and then only in connection with the transactions contemplated by this letter and on a confidential basis.

     All out-of-pocket costs and expenses of the Bank will be paid by DFM and/or the Shareholder from time to time upon demand, including, for example, fees and expenses

DF Merger Co., Inc.
April 5, 2002

of legal counsel and auditors, and lien searches, recording and filing fees and taxes, incurred by the Bank in connection with the preparation, negotiation and delivery of this letter and the Loan Documents. Because the Bank will incur these expenses even if the Credit Facilities are not consummated for any reason, DFM’s and each Shareholder’s expense reimbursement agreement is unconditional.

     This letter is governed by the laws of the Commonwealth of Virginia, without reference to the conflicts of laws provisions thereof. No modification or waiver of any of the terms of this letter will be valid and binding unless agreed to in writing by the Bank. When accepted, this letter will constitute the entire agreement between the Bank and DFM concerning the Credit Facilities, and shall replace all prior understandings, statements, negotiations and written materials relating to the Credit Facilities.

     To accept the terms of the Credit Facilities and this letter, please sign the enclosed copy of this letter and return it to me by April 15, 2002, along with a payment equivalent to one half of the commitment fee. If this letter is accepted, the Loan Documents must be signed by June 30, 2002, or this letter will terminate and the Bank will have no liability or further obligation.

     We appreciate this opportunity to provide financial services to you, and look forward to your acceptance of this letter.

Very truly yours,

SUNTRUST BANK

By:
Brian Haggerty, Vice President

ACKNOWLEDGEMENT ON FOLLOWING PAGE

DF Merger Co., Inc.
April 5, 2002

With the intent to be legally bound,
the above terms and conditions are
hereby agreed to and accepted.

DF MERGER CO., INC

By:
Title:
Date:

SHAREHOLDER

KENNETH E. DELASKI

April 5, 2002

SUMMARY OF TERMS AND CONDITIONS

DELTEK SYSTEMS, INC. AND SUBSIDIARIES

Borrower:	Deltek Systems, Inc. (“Deltek”) and subsidiaries (collectively the “Company”, or the “Borrower”)

Credit Facilities:	A)	Stand alone Standby Letter of Credit

	B)	Term Loan Facility

Amount:	A)	$1,030,000

	B)	Up to $17,000,000

Lender:		SunTrust Bank (the “Bank” or the “Lender”)

Purpose:	A)	Support for an existing Standby Letter of Credit issued for the benefit of Prentiss Properties Acquisition Properties, L.P. (the “Letter of Credit”)

	B)	Proceeds to be used to fund the payments to the shareholders of Deltek in connection with the merger of DF Merger Co., Inc., with and into Deltek (the “Transaction”) and related transaction costs.

Borrowing Base:	The Borrower shall maintain a Borrowing Base equal to the lesser of (a) $6,250,000, or (b) the then outstanding balance under the Term Loan Facility. The Borrowing Base shall equal 80% of Eligible Billed Receivables, reduced by the amount of the Letter of Credit and any other outstanding letters of credit issued on behalf of the Borrower. The above general definitions will be further refined in the loan documents. The eligibility of billed accounts receivable will be determined by the Bank in its sole discretion. To the extent that the Borrowing Base is less than the above described minimum, the Borrower shall either pay down the Term Loan in the amount of any such deficiency or pledge cash collateral to Bank to cover such shortfall. The mechanics of such pledge or paydown will be detailed in the loan documents.

Tenor:	A)	Available through the period ending 3/31/03 (the “Letter of Credit Commitment Maturity”), and shall be evaluated annually for renewal thereafter. In the event the Letter of Credit is drawn the Borrower shall immediately repay the amount of any draw to the Bank.

	B)	Fully amortizing over forty-eight months beginning the first of the month that falls greater than 31 days after initial funding. Monthly payments of fixed principal in the amount of $354,166.67 plus interest. The Term Loan shall also be subject to Mandatory Prepayment and Recapture Requirements set forth below.

Collateral:	The Credit Facilities will be secured by a first priority lien on all assets of the Borrower including the Borrower’s intellectual property and the stock issued by all subsidiaries.

Interest, Fees and Expenses:	See Attached Addendum.

Mandatory Prepayments and Recapture Requirement:	In addition to the Scheduled Amortization, the Term Loan will be prepaid by an amount equal to (i) 100% of the net cash proceeds of all asset sales by the Borrower or any subsidiary of the Borrower (including sales of stock of subsidiaries) outside of normal operating activities, subject to de minimus baskets and reinvestment provisions to be agreed upon and net of selling expenses and taxes to the extent such taxes are paid; (ii) 75% of the net cash proceeds from the issuance of any debt (excluding certain permitted debt – including purchase money debt — to be agreed) by the Borrower or any of its subsidiaries; and (iii) 75% of the net cash proceeds from the issuance of equity by the Borrower or any of its subsidiaries.

At the end of each quarter, if and to the extent Borrower’s cash and marketable securities exceed $6,500,000, the Term Loan will be prepaid by an amount equal to one-fourth of 75% of the dollar amount by which Adjusted EBITDA (as defined below) exceeds 120% of Debt Service if the Term Loan is greater than or equal to $6,250,000, and one-fourth of 45% of the dollar amount by which Adjusted EBITDA exceeds 120% of Debt Service if the Term Loan is less than $6,250,000 (with the balance available for subordinated debt reduction without inclusion in the above Debt Service Coverage ratio). For purposes of the foregoing, Debt Service shall mean the Current Maturities of Long Term Debt measured on a next four-quarter contractual basis plus Interest Expense calculated on a rolling four consecutive quarter historical basis.

Covenants:	Usual and customary for credit facilities of this nature, including, but not limited to, delivery of financial statements and other reports (as discussed further below); delivery of compliance certificates; notices of default, material litigation, and material governmental and environmental proceedings; compliance with laws; payment of taxes; maintenance of insurance; limitations on liens; limitations on mergers, consolidations and sale of assets; limitations on additional debt; limitations on dividends, distributions and stock redemptions and the prepayment of other debt; limitations on investments; limitations on advances to shareholders and officers; ERISA compliance and limitations on transactions with affiliates. The limitation on dividends and distributions will prohibit all such payments if the Term Loan exceeds $6,250,000, except that if the Borrower has elected Subchapter S tax treatment, dividends will be permitted to the extent necessary to pay taxes.

Financial Covenants:	Usual and customary for credit facilities of this nature, including, but not limited to the below financial covenants. Financial covenants will be calculated based on the consolidated financial statements of the Borrower. The covenants are to be maintained at all times, and to be measured quarterly.

(i)	Maintenance of a maximum Senior Leverage Ratio of 2x. The Senior Leverage Ratio will be defined as Total Senior Funded Debt (including issued and outstanding Letters of Credit) to Adjusted EBITDA. Adjusted EBITDA shall mean EBITDA less additions to capitalized software plus the net increase or decrease in the deferred revenue liability resulting from software license fees calculated on a rolling four consecutive calendar quarter basis. EBITDA shall mean Earnings Before Interest, Taxes, Depreciation and Amortization calculated on a rolling four consecutive calendar quarter basis. For purposes of this covenant, advances under the deLaski working capital facility discussed below shall be considered senior debt.

(ii)	Maintenance of a minimum Fixed Charge Coverage Ratio of 1.2x.

The Fixed Charge Coverage Ratio is defined as Adjusted EBITDA (defined above) less Cash Taxes Paid, Distributions, Dividends and non-financed Capital Expenditures to Current Maturities of Long Term Debt plus Interest Expense (which may be pro-forma during the first three quarters). Adjusted EBITDA, Interest Expense, Cash Taxes Paid, Distributions and Capital Expenditures are to be measured on a rolling four-quarter historical basis. Current Maturities of Long Term Debt are to be measured on a next four-quarter contractual basis. Repayments of subordinated debt after the term loan is reduced below $6,250,000 will also be deducted from Adjusted EBITDA so long as the repayment is not derived from the Recapture provision. For the fiscal year 2002, there shall be a one-time exclusion for capital expenditures associated with the company’s headquarters relocation of the lesser of $1,500,000 or actual expenditures as it pertains to the above ratio.

(iii)	Maintenance of an initial minimum Capital Level set at 80% of the Borrower’s Capital Level measured at closing (minimum of $7,000,000). The Capital Level will increase quarterly in increments of $500,000. The minimum Capital Level is defined as Stockholder’s Equity plus Subordinated Debt. However, the minimum capital may be adjusted based on extraordinary reductions in goodwill and related intangible assets.

(iv)	Maintenance of a maximum Total Leverage Ratio of 2.25x.

The Total Leverage Ratio will be defined as Total Senior Funded Debt plus Subordinated Debt to Adjusted EBITDA.

Financial Reporting:	The Borrower will provide financial information including, but not limited to the following:

(i)	Annual audited consolidated financial statements prepared by a CPA firm acceptable to the Bank, providing an unqualified opinion, within 120 days of the Borrower’s fiscal year end date;

(ii)	Monthly internally prepared consolidated financial statements to include an income statement, balance sheet and statement of changes in stockholder’s equity, within 30 days of each month end. At least quarterly such financial statements will provide detail of maintenance, software licenses and consulting revenue and expenses by division;

(iii)	Quarterly Pipeline Backlog Report (in a format acceptable to the Bank), Unbilled Receivables Report, Deferred Revenue summary and Covenant Compliance Certificate, within 30 days of each quarter end;

(iv)	Monthly Account Receivables Aging Report, and Borrowing Base Certificate, within 30 days of each month end; and

(v)	Other such financial information as may reasonably be requested by the Bank from time to time, including but not limited to, consolidating financial information.

Conditions Precedent:	The Closing (and the initial funding) of the Credit Facilities will be subject to satisfaction of the conditions precedent deemed appropriate by the Bank including, but not limited to, the following:

(i)	The negotiation, execution and delivery of definitive documentation for the Credit Facilities satisfactory to the Bank, which shall include, without being limited to, (a) satisfactory opinions of counsel to the Borrower and such other customary closing documents as the Bank shall reasonably request and (b) satisfactory evidence that the Bank holds a perfected, first priority lien in all of the collateral for the Credit Facilities, subject to no other liens except for permitted liens to be determined.

(ii)	The completion by the Company of the Transaction and the Bank’s satisfactory review of the agreements related thereto (including all schedules, exhibits and fairness opinions related thereto) (the “Transaction Documents”) which shall provide for an aggregate consideration to the shareholders of Deltek of not in excess of $52 million. The Transaction Documents shall have been consummated in accordance with the terms thereof and in compliance with applicable law and regulatory approvals. The Transaction Documents shall not have been altered, amended or otherwise changed or supplemented or any condition therein waived without the prior written consent of the Bank.

(iii)	The corporate capital and ownership structure (including articles of incorporation and by-laws), shareholders agreements and management of the Borrower (after giving effect to the Transaction), shall be satisfactory to the Bank.

(iv)	There shall not have occurred a material adverse change since December 31, 2001, in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Borrower taken as a whole or in the facts and information regarding the Borrower as represented to date.

(v)	The absence of any action, suit, investigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that purports (a) to materially and adversely affect the Borrower, or (b) to affect the Transaction or any other transactions contemplated hereby or the ability of the Borrower or any other obligor under the guarantees or security documents to perform their respective obligations under the documentation for the Credit Facilities.

(vi)	The Bank shall be satisfied that the amount of committed financing available to the Borrower shall be sufficient to meet the ongoing financing needs of the Borrower and its subsidiaries after giving effect to the Transaction and there shall be no less than $4 million of cash on hand at Closing after giving effect to the Transaction.

(vii)	Ken and Don deLaski (the “Majority Owners”) will have entered into a commitment letter with the Borrower to provide up to $5,000,000 of working capital financing to the Borrower as needed by the Borrower on terms and conditions wholly acceptable to the Bank [including, but not limited to, the requirement that advances under shall be subordinated to the Bank in terms of its lien position]. In order to assure the availability of such financing, an escrow account (the “Escrow Agreement”) will be established with the Bank as escrow agent. The terms of the agreement governing such account (the “Escrow Agreement”) will be fully acceptable to the Bank and provide that the Majority Owners will have deposited $5,000,000 into the Escrow Account, that such amount will be invested in liquid money market funds or like instruments acceptable to the Bank, that the Escrow Account will remain in place until the Credit Facilities are paid in the full and that draws against the Escrow Account to provide such financing to the Borrower must be deposited to Borrower’s operating accounts and repayments from Borrower must be deposited back to the escrow account.

Governing Law:	Commonwealth of Virginia.

Addendum

Interest

The Borrower’s option of either (i) SunTrust Prime (floating) or (ii) 30-day LIBOR, plus the Applicable Interest Margin referenced in the Performance Pricing grid below:

LIBOR means for each calendar month, the rate at which dollar deposits with a one-month maturity are offered to leading banks in the London interbank market at 11:00 a.m. (London time) on the first Business Day of such calendar month (with each such determination to become effective as of the first day of such calendar month if not a Business Day), based on quotations provided by an On-Line Information Service, as selected by Lender, plus adjustments (expressed as a percentage) for reserve requirements, deposit insurance premium assessments, broker’s commissions and other regulatory costs, all of the foregoing as determined by Lender’s Funds Management Division in accordance with its customary practices. For simplicity purposes, a LIBOR index shall be set monthly to reflect LIBOR in effect on the first business day of such calendar month.

Letter of Credit Fees

The Borrower will pay a commission with respect to the renewal of the Letter of Credit at a rate per annum equal to the Applicable Margin shown below in effect on the date of renewal, times the face amount of the Letter of Credit, computed on the basis of a 360-day year for the actual number of days for the renewal term for the Letter of Credit, which commission shall be due and payable in advance on the date of renewal of the Letter of Credit

     Performance Pricing:

The Applicable Margin for any fiscal quarter shall be the applicable rate per annum set forth in the table below opposite the ratio of Senior Funded Debt to Adjusted EBITDA as of the last day of the Borrower’s immediately preceding fiscal quarter. At closing the Applicable Margin will be placed in Pricing Tier 3.

Pricing	Senior FD To	Applicable Margin	Applicable Margin
Tiers	Adjusted EBITDA	on Letter of Credit	Term Loan

Tier 1	Less than .75 to 1.	135 basis points	225 basis points

Tier 2	Greater than or equal to .75 to 1, and less than 1.25 to 1.	185 basis points	280 basis points

Tier 3	Greater than or equal to 1.25 to 1	235 basis points	330 basis points

Pre-payment Penalty:	A prepayment penalty equal to 20 basis points for prepayment by any outside lender during the first eighteen months.

Commitment Fee:	A Commitment Fee equal to 60 basis points of the amount of the Term Loan. One half of the commitment fee shall be paid upon execution of the commitment letter with the balance payable at closing.

Interest Rate Protection:	SunTrust will recommend that the Borrower limit the company’s potential cost of funds exposure against a potential rising interest rate environment through implementation of a satisfactory Interest Rate Hedging Product for a minimum of 50% of the aggregate Term Loan funded.

Expenses:	The Borrower will reimburse the Bank for all reasonable costs and expenses associated with the preparation, due diligence, administration and enforcement of all documents executed in connection with the Credit Facilities, including the reasonable fees associated with books and records examinations that may be performed by the Lender on the Borrower and the fees of Bank counsel.